As filed with the Securities and Exchange Commission on August 7, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Results for the month of August 2002


                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)
                                  Crucell N.V.
                 (Translation of Registrant's Name into English)
                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [X]                                Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes  [ ]                                      No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                  Crucell logo

            Crucell and NIH Extend Ebola Vaccine Agreement to include
                           Marburg and Lassa Vaccines

Leiden, The Netherlands, August 7, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced that it has expanded the Research Plan of its Cooperative Research and Development Agreement with the Vaccine Research Center of the National Institute of Allergy and Infectious Diseases (NIAID). The NIAID is part of the United States of America's primary biomedical research institute, the National Institutes of Health (NIH). In May 2002, Crucell entered into an agreement with the NIAID to develop an Ebola vaccine. The Research Plan of this agreement has now been expanded to include the development of vaccines to protect against Marburg and Lassa infections.

The vaccines against these diseases will be based on Crucell's vaccination platform, AdVac(TM), and produced on Crucell's human cell line, PER.C6(TM). The NIAID will create modified Ebola, Marburg and Lassa genes, which will be used in making the vaccines.

Under the terms of the agreement, Crucell has the option for exclusive commercialization rights to the Ebola, Marburg and Lassa vaccines. The vaccines are targeted towards people living in disease endemic areas in Africa, travelers, government officials, and military personnel. The vaccines could be useful for biodefense against the deliberate release of these agents if they were to be used for biological warfare.

"There is a great need globally for vaccines against hemorrhagic fevers. Crucell believes that our Advac(TM) platform technology can make such vaccines a reality," said Dr. Jaap Goudsmit, Chief Medical Officer at Crucell.

Ebola and Marburg viruses are related viruses that both cause a highly lethal syndrome of fever and bleeding, called hemorrhagic fever. Outbreaks of Ebola fever and Marburg disease have occurred in Africa in recent years, resulting in hundreds of deaths. Lassa virus is in a different family of viruses. It infects approximately 100,000-300,000 people a year, causing Lassa fever and resulting in thousands of deaths. It is endemic in West Africa and is difficult to control due to the economic, social and political situation in that region. No vaccines are currently available to prevent or treat humans infected with Ebola, Marburg or Lassa viruses.

About Crucell

Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

For further information please contact:

Crucell N.V.                                     Hill & Knowlton Nederland B.V.
Louise Dolfing                                   Arie Bos
Communications Officer                           Tel. +31-(0)20-404 4707
Tel. +31-(0)71-524 8863                          Fax. +31-(0)20-644 9736
Fax. +31-(0)71-524 8935                          abos@hillandknowlton.com
l.dolfing@crucell.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Crucell N.V.




                                         By: /s/ Leonard Kruimer
                                             --------------------------
                                             Chief Financial Officer


Date: August 7, 2002